Exhibit 21

Name of Subsidiary	Incorporation
New Peoples Bank, Inc.	State of Virginia
NPB Web Services, Inc.	State of Virginia
NPB Capital Trust I	State of Delaware
NPB Capital Trust 2	State of Delaware